Filed by Oaktree Specialty Lending Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Oaktree Strategic Income II, Inc.

File No. of Related Registration Statement: 333-267988

On November 15, 2022, Oaktree Specialty Lending Corporation (“OCSL”) held a conference call to discuss OCSL’s financial results for the year ended September 30, 2022. The conference call contained information regarding OCSL’s proposed merger with Oaktree Strategic Income II, Inc. (“OSI2”). The following are excerpts from the transcript of OCSL’s November 15, 2022 conference call discussing OCSL’s proposed merger with OSI2.

Mathew Pendo:

As we end the fiscal year, I also want to touch on our entry into a merger agreement with Oaktree Strategic Income 2, Inc., or OSI2, which was announced in September.

We believe this transaction represents a compelling opportunity for shareholders of both OCSL and OSI2. We expect it will create a larger, more scaled BDC with just over $3 billion in total assets, increase our trading liquidity, and should improve our access to the debt capital markets. We also anticipate that it will create efficiencies and cost savings to drive NII accretion over both the near- and long-term.

Importantly, consummation of the merger remains on track. On October 24, we filed the Registration Statement on Form N-14, which is currently under review by the SEC. Once the Registration Statement is declared effective, we will schedule the OCSL and OSI2 shareholder meetings and begin mailing materials to shareholders. We expect the transaction will close in the first calendar quarter of 2023, subject to shareholder approval and satisfaction of other closing conditions as outlined in the merger agreement.

And finally, this year, our proxy statement will include a proposal which, if approved by the shareholders and implemented by the Board, would result in an amendment to our certificate of incorporation to effect a reverse stock split of our outstanding shares of common stock at a ratio of 1-for-3. We believe that this will benefit OCSL shareholders, as it will bring our stock price more in line with our BDC peer group and OSI2’s NAV per share. We look forward to receiving your approval for this proposal, as well as the OSI2 merger.

* * * *

Ryan Lynch (Keefe, Bruyette, & Woods, Inc.):

Okay. Was there any thought of paying that [special dividend] out over multiple quarters or anything like that? Or why was it, I guess, the decision to pay before in kind of one-go? And did the closing of the merger, did you pay that out before that did that have anything to do with it?

Mathew Pendo:

No. The merger had nothing to do with it. It was really — it’s a calendar year-end kind of item. So we paid it out for the calendar year end. That’s just kind of our approach. But — yes, the merger had nothing to do with it.

Forward-Looking Statements

Some of the statements in this transcript constitute forward-looking statements because they relate to future events, future performance or financial condition or the two-step merger (the “Mergers”) of OSI2 with and into OCSL. The forward-looking statements may include statements as to: future operating results of OSI2 and OCSL and distribution projections; business prospects of OSI2 and OCSL and the prospects of their portfolio companies; and the impact of the investments that OSI2 and OCSL expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this transcript involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of OSI2 and OCSL stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (x) risks associated with possible disruption in the operations of OSI2 and OCSL or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine), natural disasters or pandemics; (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in OSI2’s and OCSL’s operating areas, particularly with respect to business development companies or regulated investment companies; and (xiii) other considerations that may be disclosed from time to time in OSI2’s and OCSL’s publicly disseminated documents and filings. OSI2 and OCSL have based the forward-looking statements included in this transcript on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OSI2 and OCSL undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OSI2 and OCSL in the future may file with the Securities and Exchange Commission (“SEC”), including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Mergers, OCSL has filed with the SEC a registration statement on Form N-14 (the “Registration Statement”) that includes a preliminary joint proxy statement of OCSL and OSI2 (the “Preliminary Joint Proxy Statement”) and a preliminary prospectus of OCSL, and OSI2 and OCSL plan to file with the SEC a definitive joint proxy statement (the “Joint Proxy Statement”) and mail to their respective stockholders the Joint Proxy Statement and the final prospectus of OCSL. The Joint Proxy Statement will contain, and the Registration Statement contains, important information about OSI2, OCSL, the Mergers and related matters. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF OSI2 AND OCSL ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OSI2, OCSL, THE MERGERS AND RELATED MATTERS.

Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov or, for documents filed by OCSL, from OCSL’s website at http://www.oaktreespecialtylending.com.

Participants in the Solicitation

OSI2, its directors, certain of its executive officers and certain employees and officers of Oaktree Fund Advisors, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about the directors and executive officers of OSI2 is set forth in the Preliminary Joint Proxy Statement, which was filed by OCSL with the SEC on October 24, 2022. OCSL, its directors, certain of its executive officers and certain employees and officers of Oaktree Fund Advisors, LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Mergers. Information about the directors and executive officers of OCSL is set forth in the Preliminary Joint Proxy Statement, which was filed by OCSL with the SEC on October 24, 2022. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OSI2 and OCSL stockholders in connection with the Mergers will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in OSI2, OCSL or in any fund or other investment vehicle managed by Oaktree Fund Advisors, LLC or any of its affiliates.

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